Exhibit 2 CEMEX Day 2022 Fernando A. González CEO

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 2

Delivering solid results under unexpected challenges 3

Improving returns during turbulent times 1 1 Sales EBITDA +6% +5% CAGR CAGR 15,281 2,694 12,812 2,318 2 2 2019 2022 2019 2022 3 ROCE Leverage ratio +2.9pp -1.4x 12.7% 4.2x 9.8% 2.8x 2 2 2019 2022 2019 2022 4 4 1) In millions of US dollars and proforma reflecting current asset base 4 2) Trailing 12 months as of September 30, 2022 3) Excludes goodwill

Promising medium term outlook 5

Well positioned to accelerate growth… Relevant fiscal stimulus and infrastructure spending in our key markets US Europe >€ 2 trillion >$1.6 trillion Europe:+1.4% US:+1.3% AMEA:+4.5% • Strong demographics and Mexico:+1.7% urbanization trends in our markets • Pressing needs for more resilient and sustainable infrastructure, SCAC:+3.3% buildings and homes 1 Avg. annual real GDP growth 2023-2025 6 6 1) Source: International Monetary Fund. Regional data considers only CEMEX’s footprint

…supported by our growth pipeline Cement • 10 M tons of cement capacity additions • 4.4 M tons being rolled out between 2022-2023 in Mexico, Dominican Rep., Poland, and US • Future plans to develop additional grinding capacity in US and Europe • Enhancing margins while advancing on Climate Action roadmap Aligned to our Climate Action goals Bolt-on/margin enhancement projects 1 • Adding ~900 M tons of aggregates reserves , primarily in US and Europe • Expanding Urbanization Solutions business 7 7 1) From 2020 to 2022 YTD

Decarbonizing the construction industry is a top priority 8

Setting the most ambitious goals in the industry… 2030 Goals Well below 2°C 1.5°C scenario scenario One of 3 companies in cement sector to achieve SBTi’s Scope 1 <475 kgs <430 kgs validation under new 1.5° C scenario Scope 2 55% 65% Transport -30% None Scope 3 9 9

…and delivering against those goals >8.6% reduction of CO since 2020 2 Reduction in CO kgs/ton 2 CAGR % Since 2020, reduced CO emissions 2 5x more than prior 5 year period 4.3% 5 plants already below new Scope 1 target of <430 kgs/ton Increased usage of alternative fuels to 34%, +9pp vs. 2020 Hydrogen injection in 50% of plants 0.3% 1 2015-2020 2020-2022 Expanding options in cementitious materials: micronized pozzolan, limestone, calcined clay 10 10 1) 2022 is YTD September

Recent developments A – list “A” Supplier Engagement Leader 1 of 36 founding members • Rüdersdorf, Germany • Committed to purchase • Vertua Ultra Zero Efficient • First net zero CO plant heavy-duty electric trucks Solution Recognition 2 • >20 partners committed • Introduced new cement and • Clinker-free geopolymer to fully decarbonize concrete pillar in Nov. 2022 ready-mix technology 11 11

Essential industry, feasible transition, and profitable journey 12

Aligning all that we do through Future in Action program Sustainable Products Decarbonizing Circular & Solutions our Operations Economy Recycled or repurposed 40% and 33% of cement & 1 47% CO reduction by 2030 23 M tons of waste in 2021, 2 concrete sales YTD 57x what we generated Committed to Net Zero Water & Innovation & Promoting a Biodiversity Green Economy Partnerships Limestone cement now accepted 7 active CCUS projects in various 99% of quarries with stages of development in our US markets remediation plans 13 13 1) Vs. 1990 baseline

Introducing: Developing circularity solutions that provide a net positive contribution to society All existing waste management activities will be incorporated into this new business 14 14

Leading the industry in Digital Innovation 15

Delivering the best customer experience empowered by digital 010101 010101010 01010110 Commercial Admin. & Support Services Production/Supply Chain • 44 to 66 NPS from 2018 to 2022• AI to optimize production, costs, • Digitalizing global administrative • Best digital platform in the industry energy usage, and CO reduction services 2 • Global, end-to-end, multi-device, all • Predictive maintenance• Virtual service centers leveraging a products, and omnichannel• Dynamic overbooking and real time remote workforce • Represents 90% of volumes route optimizer• Best-in class service providers • API connectivity with 85 • Improve driver safety large customers CEMEX Go Acceleration: Aiming for 100% automation and adoption 16 16

Continued value creation for our stakeholders 17

Balanced capital allocation between growth and deleveraging Accretive bolt-on and Deleveraging to Return capital to Climate Action achieve Investment shareholders investments Grade Dividends linked to receipt of investment grade rating 18 18

Reaffirming our strategic priorities

Advance sustainability agenda
(<430 kgs/ton of CO_2 by 2030)

- 8.6% reduction since 2020
- 567 kgs/ton Sept. YTD

Grow EBITDA through margin enhancement
(>20%)

- Margin of 17.5% Sept. YTD
- Prices fully compensating for inflation in dollar terms

Achieve investment grade rating

- Fitch: BB+ Stable outlook
- S&P: BB Positive outlook
- 2.82x leverage in 3Q22

Optimize our portfolio for growth

- ~$600 M in divestments YTD
- ~$1.6 B growth pipeline focused on US and Europe

19

CEMEX Day 2022 Fernando A. González CEO

Growth Strategy José Antonio González EVP of Strategic Planning and Business Development

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 22

CEMEX is focused on strong value generation, leveraged on solid building blocks Portfolio Growth Sustainability Urbanization Rebalancing Pipeline Investments Solutions Focus on high value With clear investment Low CO and relevant Significant growth 2 generating businesses guidelines trends potential 23 23

Balanced capital allocation between deleveraging and growth

FUTURE IN ACTION

Optimal capital recycling…


2021 – 2022F
US$ B
~3.0
~3.0
FCF after maintenance capex
Divestments ~$600 M per year
Growth Pipeline
Debt Repayment
Sources
Uses

…to reach investment grade


EBITDA growth
Deleveraging
Portfolio Rebalancing

24

$1.6 B Growth Pipeline under execution with expected ~$740 M in steady state EBITDA Approved projects Steady State EBITDA US$ B 1.6 10 MT Cement ~US$240 M 10 M Tons of incremental cement capacity Expansions 0.8 39% 5% 33% 5% 18% 10 M Bolt-ons / 2022 2023 2024 2025 2026 Margin ~US$500 M enhancement 0.7 Pending Investment ~$80 / Ton 25

$1.6 B Growth Pipeline under execution with expected ~$740 M in steady state EBITDA Approved projects Steady State EBITDA Bolt-on by Region Bolt-on by Business US$ B 1.6 10 MT Cement EMEA ~US$240 M Expansions 30% AGG 0.8 35% CEM 45% USA 50% Bolt-ons / 14% Margin ~US$500 M MEX 13% enhancement 6% 0.7 7% RMX SCAC URB 26

Clear profitability guidelines resulting in attractive returns

QUICK PAYBACK
Prioritizing low hanging fruits to accelerate materializing benefits

RELEVANT RETURNS
Prioritizing investments with high yield and low risk to reinvest returns more efficiently

STRATEGIC FIT
Aligning investments to our portfolio strategy, focused on most profitable markets and businesses aligned to our CO_2 roadmap

Proven track record of high-value generating projects

~4 years — **Payback** for 2022 finished investments

+20% — **Expected IRR** for 2022 finished investments

US$104M — Estimated **incremental EBITDA**

27

We continue expanding our businesses through strategic bolt-on investments Dominican Republic Kiln 1 RMX Mobile Plants for Langley Quarry Cement Expansion Semiconductor Facilities Dominican Republic, SCAC Langley, UK Arizona, USA 4 years payback 4 years payback 2 years payback 45% IRR 33% IRR 52% IRR 28

CO roadmap translates into tangible 2 environmental & financial benefits Alternative Fuels Clinker Factor Reduction Thermal Efficiency & Decarbonated Raw Materials ~$150 M annual investment to achieve our 2030 CO targets 2 With +30% IRR and 3-5 year paybacks 29

Sustainability investments have played a significant role in value generation

FUTURE IN ACTION

Alternative Fuels



Climafuel

Rugby, UK
4 years payback
~40% IRR

Thermal Efficiency & Alternative Fuels



Hydrogen Injection

+30 Global Projects
3 years payback
Average ~70% IRR

Decarbonated Raw Materials



Decarbonated Cement

Alcanar, SP
4 years payback
~34% IRR

30

Urbanization Solutions, our fastest growing business Building sustainable cities while focusing on 4 verticals Performance Industrialized Related Circularity Materials Construction Services Chemical admixtures & Advanced concrete Fastest growing business, Construction materials mortars with over 25 production, modular focused on waste & retail, logistics partner facilities worldwide construction & others alternative raw materials services & others Sales and EBITDA growing double-digits Focused on accelerating businesses with highly attractive growth rates & margins 31

Achieving attractive returns

FUTURE IN ACTION

Mortar Facility Expansion
Hidalgo, MEX
IRR ~60%, 3 yr payback


CEMEX
MULTIPLAS



Mortar Facility Upgrade
Buxton, UK
IRR ~100%, 2 yr payback

Regenera CDE Waste Platform
Gennevilliers, FRA
IRR ~80%, 1 yr payback





Regenera Municipal & Industrial Waste Recycling Center Acquisition
Queretaro, MEX
IRR ~20%, 5 yr payback

32

Moving forward, we will continue to focus on smart use of capital Leveraging opportunities from a robust investment pipeline With relevant focus on our CO 2 roadmap Pacing our execution according to market dynamics 33 Agio Company

Growth Strategy José Antonio González EVP of Strategic Planning and Business Development

Future in Action Juan Romero EVP Sustainability, Commercial and Operations

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 36

Accelerating our climate action efforts through our Future in Action program Sustainable Decarbonizing Circular Economy Products & Solutions our Operations Innovation Water Promoting a Green & Partnerships & Biodiversity Economy 37

Climate Action Panel Vicente Saiso Vicepresident Global Sustainability

Record breaking performance Achievements Industry-leading performance EOY 2020 vs YTD 2022 in other key levers 2025 YTD 2022 target +9 pp +1 pp -3 pp Clean electricity (%) 31% 40% Alternative Biomass Clinker fuels fuel rate factor Vertua as % of cement sales 40% +50% Vertua as % of concrete sales Reduced 8.6 % our CO 2 33% +50% emissions since 2020 39

Extending our Vertua family of products + Launched in 2020 - Vertua concrete sales now represent 33% of volumes 40

Leading our industry with SBTi validated targets under 1.5ºC scenario Scope 1 2030 <430 kg of CO in 2 1 cement Scope 2 65% of clean 2 electricity -30% transport SBTi 1.5°C -25% goods 3 validated -40% fuels Scope 3 1) Net per ton of cementitious. Equivalent to a 47% reduction vs. 1990 baseline. SBTi validated a 22.7% reduction of Scope 1 gross emissions per ton vs. a 2020 baseline. 41 2) Represents a reduction of 58% kg of CO per ton of cementitious for 2030 vs. 2020 baseline. 2 3) Purchased clinker and cement, transport and distribution and purchased and traded fuels. vs. 2020 baseline.

Scope 1 enablers to reach 2030 objective Alt. fuels with Admixtures Decarbonated Clinker Hydrogen and novel high biomass raw materials factor injection clinkers content Proven technologies that generate cost savings and positive returns on investment 42

Scope 1 decarbonization levers Clinker & cement Raw Concrete production materials production Decarbonated SCM’s, Construction CCUS, Solar Calcination, raw materials and demolition waste, & Electrification & Admixtures Preheater Cement mill Gypsum Limestone Flourite Calcined clays Cement kiln Slag Slag Flyash Flyash Pozzolan Alternative fuels Supplementary cementitious & hydrogen materials (“SCM’s”)& Admixtures 43

NET-ZERO CO TARGET 2 2050 UNDER VALIDATION BY SBTi

Focused on 7 CCUS projects CCUS technologies 4 industrial scale pilot, <100 KT/yr of CO captured 2 Rüdersdorf plant net zero by 2030 • Membranes & amines 2 plants in Spain to reach large scale execution • Cryogenic Conducting a study on CO storage 2 • Direct separation availability for all plants • Other emerging More than 15 R&D initiatives aimed at technology CO utilization 2 • Technological Readiness Level 6 to 9 Breakdown of CCUS projects (by country) 2 3 2 45 Germany Spain USA

Climate Action Panel Vicente Saiso Vicepresident Global Sustainability

Climate Action Panel Juan Carlos Herrera Head Global Urbanization Solutions

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 48

CEMEX at the heart of the circular economy Cement industry can transform waste and industrial byproducts to sustainable new use Recover Reduced Alternative CO 2 Fuels Limestone Transform Substitution Cement Plant Lower CO 2 Alternative Raw cement Materials Circulate CEMEX managed 23M tons of waste in 2021 49 57 times what we generated

Circularity solutions contributing to a net positive society Introducing: 50

Construction, Municipal & Industrial Alternative Raw Demolition & Waste Materials & Byproducts Excavation Waste • Alternative fuels• Recycled aggregates• Fly ash, slag • Recycled materials• Quarry restoration• Waste clay • Plastic credits• Limestone substitution• Decarbonated raw materials • Aggregates and cement • Cement and ready-mix • Cement operations operations operations • Developers rd • Municipal governments• Industrial customers 3 Party • Government • Private companies • Builders and precasters Customers • Industrial customers • NGOs 51 Non-exhaustive Clients

Municipal & Industrial Waste Achieving 34% alternative fuels substitution with high biomass content, reducing landfill and avoiding 1.6 M tons of CO emissions 2 ProAmbiente Ecowaste Energy VeryNile Managing 25% of the waste Leading producer of alternative Working with local fishermen to generated in Mexico City fuels in the Czech Republic clean the Nile River 52

Construction, Demolition & Excavation Waste Avoiding 6 M tons of extracted virgin materials while producing sustainable products Tunjuelo Circularity Gennevilliers Platform Center 1 M tons of excavation waste 43% of returned ready-mix recovered for reuse or recycling transformed into recycled aggregates 53

Alternative Raw Materials & Byproducts Developing an alternative mineral supply chain for a low carbon future Circular Economy 10 M tons • Recycling byproducts from other substituted industries for cement and ready-mix In 2021 production CO Reduction 2 Equivalent Alternative raw materials • Lower clinker factor 5.5 M cars like fly ash, slag, waste clay • Reduced thermal heat demand per year and decarbonated byproducts 54

2030 target to increase managed waste by 80% 2030 targets by waste stream 41 M tons Double municipal and industrial waste managed, achieving 50% of fossil fuel substitution 23 M tons ~33% of Municipal waste not managed Recycle 14 M tons per year of construction in an environmentally safe manner and demolition waste 2021 2030 Target Increase 30% the use of alternative raw materials and byproducts eliminating 13 M 100 times what CEMEX tons per year of extracted materials generates CEMEX is leveraging its assets to offer clean and sustainable waste valorization solutions 55

Climate Action Panel Juan Carlos Herrera Head Global Urbanization Solutions

Climate Action Panel Davide Zampini Gonzalo Galindo Vicepresident Global R&D Head CEMEX Ventures

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 58

Innovation at CEMEX Eyes and ears to the outside world Front-end Discovery Internal Challenges Internal innovation >6000 ideas • Employees • Employee hackathons Start Up Competition >2400 Open innovation startups >5200 participated • Entrepreneurs Reviewed startups • Start-ups • Universities • Adjacent industries • Shark tank events Deep technical industry knowledge 59 Designed to support CEMEX’s strategic priorities

Four strategic priorities guide research and investment Green Construction Enhanced Productivity Future is Now Strategic priorities Construction Supply Chain 60

R&D for breakthrough technology to reach Net Zero Now – 2030 2030 – 2050 Decisive decade Completing Net Zero transition Carbon capture Solar & electric- utilization and driven storage manufacture Novel chemistry – Innovative uses cementitious & of CO 2 admixtures Next Generation of • Maximize contribution from current Vertua products & decarbonization levers solutions • R&D for breakthrough technology • Full scale deployment of breakthrough technology Net Zero 1990 2022 2030 2050 baseline 61 CO emissions 2

Great success in innovation Current portfolio with over 150 projects Invested in 22 startups Green Enhanced Construction Productivity ~$50M portfolio value Energy Vault – portfolio’s first unicorn Carbon nanomaterials commercializing CO emissions 2 Extending offer of products with Future Construction sustainable attributes is Now Supply Chain 62

Climate Action Panel Davide Zampini Gonzalo Galindo Vicepresident Global R&D Head CEMEX Ventures

Regional panel

Mexico Ricardo Naya President CEMEX Mexico

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 67

More than $12 B YTD in nearshoring announcements supporting growth

FUTURE IN ACTION

Cement industry composition
(%)


Industrial & Commercial
30%
Formal Housing
20%
10%
Infrastructure
40%
Informal Construction

Price in LC
(Dec'21 to Oct'22)


18%
17%
16%
CEM
RMX
AGG



Commercial

IKEA
~$100 M – Store and Mall Guadalajara

Resorts Investments
~$2.3 B – Quintana Roo

Rise Tower
Tallest skyscraper in LatAm

Puerta Reforma Tower
Tallest skyscraper in Mexico City

Industrial

Amazon & Mercado Libre
Warehouse expansion

Liverpool DC
Largest warehouse in LATAM

Ternium
~$1 B expansion

Michelin
Largest factory in the world

LEGO
Largest factory in the world

Infrastructure

Rural roads

Tulum new airport

Airport expansions

Interoceanic Corridor

High-growth manufacturing states | High-growth tourism states | Federal Investment priority

68

Profitable growth engines

New cement capacity — **+3.4 M mt** For domestic and exports

Aggregates Development — **+45%** EBITDA YoY

Future in Action — **+35%** Alternative Fuels utilization



Regenera — Formerly ProAmbiente — Handling **~25%** Mexico City's waste

Admixtures Building Chemistry — **+25%** Sales YoY

Construrama Supply — **+400 M** Annual Sales

Alliera — Multimodal logistic services — **+140%** Sales YoY

69

Mexico Ricardo Naya President CEMEX Mexico

EMEA Sergio Menéndez President CEMEX EMEA

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 72 72

EMEA: Fastest growing region with double-digit growth in EBITDA Diversified Leader in C Develo limate ped Ac Mark tion et exposure Strong pricing dynamics • Growing EBITDA, margins, & ROCE Europe • High utilization rates Europe 3Q22 YoY • Relevant AGG and Urb. Solutions & 30% • 60% of renewable electricity EUR Israel 18% 13% 80% of EMEA’s EBITDA CEM RMX AGGS EBITDA by business Industry demand Urb Sol Industrial & Commercial Residential Europe leading in Climate Action 10% 32% AGG RMX 20% 38% 38% • >40% CO reduction 2 • >70% of alternative fuels rate • >70% of low carbon, blended cements 30% 32% • 3 plants below 430 Kg CO /Ton 2 • Increase CO credits surplus to 2027 2 Infrastructure CEM 73 73

More than €2 trillion in public and private projects in Europe



- More than EUR 2 T in projects by 2030
- Onshoring investment opportunities related to manufacturing and energy
- Increased defense spending

~€1 T

Transportation

- €400B transport infrastructure plans in Germany & Poland
- Paris Olympics 2024, Grand Paris Express, Lyon-Turin tunnel
- HS2 project in the UK
- Adriatic sea bridge

~€ 1.1 T

Climate Adaptation & Energy Reconfiguration

- Renewables, offshore wind energy projects, solar
- REPowerEU to reduce dependence on fossil fuels
- Renovation wave, part of the EU Green Deal
- 35 million buildings to be renovated by 2030

~ €160 B

Manufacturing and other

- Electric vehicle batteries (Eurocell, Rock Tech, PowerCo, etc.) supported by fiscal incentives from EU Chips Act
- Semiconductor manufacturing value chain

74

Strong investment pipeline Circularity Aggregates • >10 MT/yr. of recycled and recovered • Significant marine aggregates operation materials in EMEA• Doubling our reserves in Germany with • New facilities across Europe and Israel ProStein acquisition Cement Urbanization Solutions • European leadership in Climate Action • Fast growing $70 M EBITDA portfolio of • Developing grinding capacity projects to high synergy businesses expand low CO blended cement 2 • Israel – New Concrete products plant Diversified portfolio positioned for growth in the green economy 75 75

EMEA Sergio Menéndez President CEMEX EMEA

SCAC Jesús González President CEMEX SCAC

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 78 78

Highly integrated region provides competitive advantage EBITDA Mexico by country Haiti 85% (%) 98% Puerto DOM TCL Guatemala Dom. Rico Barbados Jamaica 20% Republic >100% 32% >100% Trinidad & 9M22 16% Tobago COL 96% 4% >100% Nicaragua 94% Colombia Others 8% 11% 10% Guyana PAN NIC Panama GUA 85% Domestic Cement Prices (Sep YoY% like-to-like) Dom. 23% Republic CEMEX cement capacity utilization TCL 20% CEMEX clinker capacity utilization Expansion projects COL 12% 79

Framework to deliver growth • Social Housing • Tourism • Resilient construction • Nearshoring Regional • Integrated supply chain network drivers • Construrama network • Digital platform Competitive advantages • Waste management • Positive impact on communities Commitment to sustainability 80

SCAC Jesús González President CEMEX SCAC

U.S. Jaime Muguiro President CEMEX U.S.

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 83

Solid medium-term growth for all sectors

Infrastructure



- ~$1.2 T Infrastructure Investment & Jobs Act:
  - ~$600 B of new spending
  - ~$110 B incremental funding for highways and streets
  - Additional funding for other cement intensive items
- Healthy state finances

Residential



- Strong demand in our footprint underpinned by:
  - Population growth and migration
  - Housing shortages
- Short term adjustment in single-family units, with opportunities on multi-family
- Residential demand to grow once monetary policy and inflation normalizes

Industrial & Commercial



- ~$53 B CHIPS and Science Act driving onshore semiconductor manufacturing
- ~$370 B from Inflation Reduction Act generating clean energy projects
- Redefinition of global supply chains driving onshore manufacturing and energy projects

Cement demand sector weight



50% - 55%



30% - 35%



15% - 20%

84

Tight supply/demand dynamics with strong pricing characteristics Price (Oct’21 to Oct’22) 1 28% Since 2019, total imports in our key states have grown by 87% to meet demand 23% 20% CEM AGG RMX SF +345% DEN KNX +93% LV +100% LA South ATL California Atlantic SD Arizona +34% BHM PHX DFW CEMEX ORL Texas HOU volume outlook +117% AUS MIA 1 SAT (CAGR ’23 to ’26 ) Cement plants Florida 4% to 6% States with CEMEX presence 1 Growth of total cement imports from 2019 to 2022F 85 1) Based on CEMEX’s estimates

Clear path for EBITDA growth

FUTURE IN ACTION

CEMENT


Operational Efficiency
Future in Action

- Improve operational efficiency
- Increase cement production at a lower cost per ton

- Increase blended cements, with a lower clinker factor
- Double alt. fuels by 2030

+1 M tons of additional production

AGGREGATES

- Two thirds of our $645 M growth investment pipeline are focused on aggregates
- Over the last 5 years, recent investments increased reserves and resources by ~75% to ~2.0 B tons

Immokalee Sand Mine



Balcones Quarry



86

U.S. Jaime Muguiro President CEMEX U.S.

Digital Strategy Luis Hernández EVP of Digital and Organization Development

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 89

Digital Commercial Providing the best Supply Superior Production customer Chain Customer Experience experience Enabled by digital Administration technologies & Support Services 90 90

Industry leading omnichannel experience Enabled in all regions… …and covering the following products: Customer Bulk & bagged Ready-mix Aggregates cement Global Sales & Sales Service Rep Centers Track order & Review Request Establish Request Place receive invoices & online contact quotation order product pay bills support End to end customer journey Frees up sales reps for more value-added activities 91

Transforming the customer experience 44 to 66 NPS from 2018 to 2022 53 K Digital online 80% of invoices recurring customers confirmation paperless ~ 90% of our volume or next-best option in less than 3 seconds Cement 93% 60% of Global B2B Integrations Ready Mix 85% +85 large customers Orders connected Aggregates 47% through CEMEX Go Multidevice 92

CEMEX Go Acceleration Program Initial focus in the US market 100% Order fulfillment Digital automation Target adoption Focus on covering additional IT systems integration with customer segments and full visibility across the specific needs Supply Chain Increased Customer satisfaction and reduced cost to serve 93

Leveraging data and Artificial Intelligence 94

Dynamic Overbooking Resource & Capacity Planning RMX What should be the Dynamic overbooking levels? Overbooking Recommender Notifications Dispatch Reports Dynamic Overbooking Available Trucks Forecast Demand Pumping Trucks per plant Day Night Day Night MX OSC Northeast, Monterrey Parameters October +6% Week 44 / Oct 30 to Nov 5 Offer enablement increase in slot availability See Loads Friday 04 Order Scheduling Hrs. Day Afternoon & asset utilization Business Rules Order Management Commercial Reports Send to DCO 95

Integrating Dynamic Pricing Resource & Capacity Order Taking Planning What is the optimal price RMX for our Ready mix? Dynamic Pricing Engines 3% 132 USD 132 USD of revenue increase 120 USD 120 USD 120 USD 120 USD +10% inc. +10% inc. 132 USD 120 USD 120 USD 120 USD 120 USD 120 USD 120 USD +10% inc. 120 USD 120 USD 120 USD 120 USD 120 USD 120 USD 96

Dynamic Fleet Optimization Resource & Capacity Order Taking Logistic Planning Planning RMX What are the optimal PlanXGo: Dynamic delivery logistics to meet Schedule Optimizer our committed schedule? Dispatch Console Optimization Results Distance Potential Trip Duration Not assigned benefits Dispatch Reports 7 moves suggested ~10% Pumping All plants Order P. Actual P. Optimal Impact Groups Jobsite Export to Excel travel time reduction Order Management Commercial Reports Safe Workday Commercial Reports Accepted: Declined: Pending: Accept Cancel Send all 97

Ready Mix Recipes Optimization Resource & Capacity Order Taking Logistic Planning Production Planning RMX How to optimize Ready-Mix cement AI Concrete content and therefore CO emissions? Mix Optimizer 2 4.5% optimize cement content in mixes 98

Monetizing our Digital Capabilities Digital retail store for Digital transformation Ready-Mix management Online store for small building materials services partner system contractors ~100 third party plants Operating in US, UK, Available in COL US$ 200 M valuation by year end MX & COL 99

Digital Strategy Luis Hernández EVP of Digital and Organization Development

Financial Strategy Maher Al-Haffar CFO

Except as the context otherwise may require, references in this presentation to“CEMEX,”“we,”“us” or“our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information contained in this presentation contains forward- looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements relatedCEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as“will”,“may,”“assume,”“might,”“should,”“could,”“continue,”“would,”“can,”“consider,”“anticipate,”“estimate,”“expect,”“envision,”“plan,”“believe,”“foresee,” “predict,”“potential,”“target,”“strategy,”“intend,”“aimed” and similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events, unless otherwise indicated. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this presentation. Among others, such risks, uncertainties, and assumptions include those discussed inCEMEX’s most recent annual report and those detailed from time to time inCEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to the novel strain of the coronavirus identified in China in late 2019 and its variants(“COVID-19”), which have affected and may continue to adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and ourclients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our “OperationResilience”strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting the demand for our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement(“USMCA”), which was signed on November 30, 2019 and entered into force on July 1, 2020, superseding the North American Free Trade Agreement(“NAFTA”); availability and cost of trucks, railcars, barges and ships, as well as their licensed operators, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all ofCEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This presentation also includes statistical data regarding the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer toCEMEX’s prices forCEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright CEMEX, S.A.B. de C.V. and its subsidiaries 102

Well positioned in a dynamic world No material Ample maturities liquidity until 2025 Proactively Appropriate mitigating rates and FX energy exposure volatility CEMEX Name Presentation────────── 103 103

Delivering shareholder value through continued deleveraging Leverage under credit agreement • Achieving investment grade continues to 6.0x be a top priority 5.0x • Diligently reducing debt and leverage 4.0x • A rerating of our cost of capital allows for more FCF to be directed towards 3.0x investments and/or returning capital to shareholders 2.0x 1.0x 2014 2015 2016 2017 2018 2019 2020 2021 3Q22 104

Financial strategy aligned with climate action goals Percentage of debt linked to goals 85% 50% 40% 29% 26% Our sustainability-linked KPIs are: • CO reduction 2 • Clean electricity consumption 2020 2021 2022e 2025 2030 • Alternative fuels utilization Target Target 105

Financial Strategy Maher Al-Haffar CFO